

ING Capital Markets LLC
1133 Avenue of the Americas
New York, NY 10036
Phone +1 646 424 6000

Additional information for the SBSE-A/A EDGAR Amended filing for ING Capital Markets LLC

The sole reason for filing this amendment (SBSE-A/A) is to remove two Principals of ING Capital Markets LLC

- Question 18 on the Applicant Data – Page 3· Changed the number of individual Principals from 17 to 15

- Schedule A of Form SBSE-A· Remove Principal / Individual Record· 1 and 16

Signature



John McCarthy
Chief Compliance Officer

7|27|23

Date